By EDGAR Correspondence and Facsimile

January 30, 2009

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Franklin Resources, Inc.

Form 10-K for Year Ended September 30, 2008

File No. 001-09318

Dear Mr. O’Brien:

We have received your letter dated December 31, 2008. We appreciate your courtesy in extending our time frame for response. Set forth below are each of the comments in your letter followed by our response. Where additions or changes to disclosures in future filings are included the revised language is provided in bold text.

Business, page 3

Underwriting and Distribution, page 8

1.	Comment:

In future filings, please disclose your dependence on any single distributor or a few distributors. In this regard, we note the disclosure in the risk factor entitled “Changes in the distribution and sales channels...” on page 29.

Response:

We are not dependent on a single or a few broker/dealers or similar investment advisers to distribute our products. For example, our top three third-party distributors collectively account for less than 10% of our assets under management. Accordingly, in future filings we plan to revise the fifth sentence in our risk factor entitled “Changes in the distribution and sales channels on which we depend could reduce our revenues and hinder our growth” as follows to reflect this risk assessment.

“Moreover, if several of the major financial advisers who distribute our products were to cease operations or limit or otherwise end the distribution of our products, it could have a significant adverse impact on our revenues and earnings.”

We will continue to monitor our potential dependence on distributors and adjust our disclosure accordingly.

Regulatory Considerations, page 20

2.	Comment:

We note your use of the term “well capitalized.” In future filings please explain in greater detail the term “well capitalized” and explain how you fit into that definition. In addition, in future filings, please add applicable risk factor disclosure in light of recent market events impacting “well capitalized” companies.

Response:

In future Form 10-K filings, we will revise our disclosure in the fifth paragraph under “Regulatory Considerations” in Item 1 to explain in greater detail the term “well capitalized” as follows:

“The FRB also has adopted a system of risk-based capital guidelines to evaluate the capital adequacy of most bank holding companies, including the Company. Under these guidelines, the Company and our banking subsidiaries must meet specific capital adequacy requirements that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. To be considered “well capitalized” under the FRB capital guidelines, a bank holding company or bank must maintain a minimum Tier 1 leverage ratio of five percent, a minimum Tier 1 risk-based capital ratio of six percent and a minimum total risk-based capital ratio of ten percent. As of September 30, 20xx, our Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios were x%, x% and x%, respectively. In addition, each of Fiduciary Trust and FTB&T was also well capitalized as of September 30, 20xx. A depository institution generally is prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Moreover, undercapitalized institutions may not accept, renew or roll over brokered deposits. Bank regulators are required to take prompt corrective action to resolve any problems associated with insured depository institutions, such as Fiduciary Trust and FTB&T, if they become undercapitalized.”

As disclosed in Note 20 - Banking Regulatory Ratios in the Notes to Consolidated Financial Statements in our Form 10-K for fiscal 2008, as of September 30, 2008, our Tier 1 leverage ratio was 71% and both our Tier 1 risk-based capital and total risk-based capital ratios were 101%. In addition, as of September 30, 2008, each of our banking subsidiaries exceeded the “well capitalized” requirements.

In our Form 10-Q for the first quarter of fiscal 2009 and in future filings to the extent applicable, we will include the following risk factor disclosure with respect to recent market events impacting “well capitalized” companies:

“Our business could be negatively affected if we or our banking subsidiaries fail to remain well capitalized. Our bank and thrift subsidiaries are subject to significant regulation and supervision, which includes minimum regulatory capital standards. The Company is also subject to minimum regulatory capital standards because it is a bank holding company and financial holding company registered with the FRB under the Bank Holding Company Act of 1956. The Company and its bank and thrift subsidiaries are currently well capitalized under applicable guidelines. However, our business could be negatively affected if the Company or its bank or thrift subsidiaries failed to remain well capitalized. For example, because our bank and thrift subsidiaries are well capitalized and we otherwise qualify as a financial holding company, we are permitted to engage in a broader range of activities than are permitted to a bank holding company. Loss of financial holding company status would require that we either cease these broader activities or divest our bank subsidiary. In addition, the banking regulators are authorized (and sometimes required) to impose a wide range of requirements, conditions, and restrictions on banks, thrifts, and bank holding companies that fail to maintain adequate capital levels.”

Risk Factors, page 24

3.	Comment:

In future filings please add a risk factor and explain your ability to meet an unanticipated large number of customer redemptions and withdrawals from your funds and your banks. In future filings, please also add disclosure under “Liquidity and Capital Resources” that discusses the impact of redemptions on your business.

Response:

In our Form 10-Q for the first quarter of fiscal 2009 and in future filings to the extent applicable, we plan to revise the risk factor entitled “The amount and mix of our assets under management are subject to significant fluctuations and could negatively impact our revenues and income” with respect to an unanticipated large number of customer redemptions from the funds under our management, as follows:

“The amount and mix of our assets under management are subject to significant fluctuations and could negatively impact our revenues and income. We have become subject to an increased risk of asset volatility from changes in the U.S. and international financial and equity markets, including changes due to the recent volatility in global financial markets. Individual financial and equity markets may be adversely affected by economic, political, financial, or other instabilities that are particular to the country or regions in which a market is located, including without limitation local acts of terrorism, economic crises or other business, social or political crises. Declines in these markets have caused in the past, and would cause in the future, a decline in our revenues and income. Global economic conditions, exacerbated by war or terrorism or financial crises, changes in the equity market place, currency exchange rates, interest rates, inflation rates, the yield curve, defaults by derivative counterparties and other factors that are difficult to predict affect the mix, market values and levels of our assets under management. The funds we manage may be subject to an unanticipated large number of redemptions as a result of such events, causing the funds to sell securities they hold, possibly at a loss, or draw on any available lines of credit to obtain cash to settle these redemptions, or settle in-kind with securities held in the applicable fund. The Company, in its discretion, may also provide financial support to a fund to enable it to maintain sufficient liquidity in such event. Our investment management services revenues are derived primarily from fees based on a percentage of the value of assets under management and vary with the nature of the account or product managed. A decline in the price of stocks or bonds, or in particular market segments, or in the securities market generally, could cause the value and returns on our assets under management to decline, resulting in a decline in our revenues and income. Moreover, changing market conditions may cause a shift in our asset mix between international and U.S. assets, potentially resulting in a decline in our revenue and income depending upon the nature of our assets under management and the level of management fees we earn based on them. Additionally, changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, as we generally derive higher fee revenues and income from equity assets than from fixed-income products we manage. On the other hand, increases in interest rates, in particular if rapid, or high interest rates, as well as any uncertainty in the future direction of interest rates, may have a negative impact on our fixed-income products as rising interest rates or interest rate uncertainty typically decrease the total return on many bond investments due to lower market valuations of existing bonds. Any decrease in the level of assets under management resulting from price declines, interest rate volatility or uncertainty, increased redemptions or other factors could negatively impact our revenues and income.”

With respect to our banks, we plan to add the following risk factor to our Form 10-Q for the first quarter of fiscal 2009 and in future filings to the extent applicable:

“Liquidity needs could affect our banking business. Our banking business may be subject to an unanticipated large number of withdrawals as a result of a number of factors, such as changed or unstable economic conditions, adverse trends or events, business closings and lay-offs, rates paid by competitors, general interest rate levels, and returns available to clients on alternative investments. Our banking subsidiaries may be required from time to time to rely on secondary sources of liquidity, such as the sale of investment securities, Federal Home Loan Bank advances and federal funds lines to enable them to meet such withdrawal demands. These secondary sources may not be sufficient to meet liquidity needs.”

In future filings, we will also add disclosure under “Liquidity and Capital Resources” that discusses the impact of redemptions on our business. We will include the following disclosures in our Form 10-Q for the first quarter of fiscal 2009:

Capital Resources

“During the three months ended December 31, 2008, we experienced a significant reduction in operating revenues primarily resulting from lower assets under management due to decreased market valuations and customer redemptions. Despite this reduction and current market credit and liquidity conditions, we believe that we can meet our present and reasonably foreseeable operating cash needs and future commitments through existing liquid assets, continuing cash flows from operations, borrowing capacity under current credit facilities and the ability to issue debt or equity securities.”

Uses of Capital

“The funds that we manage have their own resources available for purposes of providing liquidity to meet shareholder redemptions, including securities which can be sold or provided to investors as in kind redemptions, and lines of credit. While we have no contractual obligation to do so, we may voluntarily elect to provide the funds with direct or indirect financial support based on our business objectives. During October and November 2008 we invested $140.0 million in shares of one of our funds in India in response to unprecedented levels of fund redemptions. By December 2008 the fund’s liquidity position had improved and we redeemed $50.0 million of our investment. We currently expect to redeem the balance of our investment in March 2009.”

Overview, page 38

4.	Comment:

In future filings, please revise your disclosure regarding how the current market conditions have negatively impacted your business to provide more specific information about your business. For example:

•	Discuss the negative impacts the decline in value of certain investments has had on your consolidated financial statements.

•	Disclose the amount by which your management fees will decrease due to the decline in value of assets under management from both redemptions and depreciation.

•	Quantify the expected impact of recent market performance on performance based investment management fees.

•	Quantify the amount of future returns you will need to recognize to earn performance-based investment management fees on significant contracts.

Response:

In future filings, we will revise our disclosures regarding how current market conditions have negatively impacted our business by providing more specific information about the business. This will include a discussion of the negative impacts the decline in value of certain investments has had on our consolidated financial statements, including the effects of other-than-temporary impairments of available-for-sale securities and mark-to-market adjustments of trading securities. We will also clarify that a decline in value of assets under management from both redemptions and depreciation will result in a reduction in management fees in future periods. The amount of such a decrease cannot be readily quantified as the level of assets will continue to fluctuate with the market, and effective fee rates will vary with the mix of assets by investment objective and geographic region. Generally, investment management fees earned on equity products are higher than fees earned on fixed-income products. Similarly, investment management fees earned on global and international products are generally higher than fees earned on U.S. domestic products. Please note that our disclosures in the Results of Operations section on pages 40 through 42 of our Form 10-K for fiscal 2008 include details regarding assets under management and investment management fee rates. In addition, we provide timely information to investors regarding our assets under management by publishing the asset levels by investment objective on a monthly basis.

With respect to the requested disclosures regarding performance-based investment management fees, we note that such fees are currently inconsequential to our financial results. We will continue to monitor the amount of performance-based fees and their impact on our financial results, and will provide the appropriate disclosures if they become a significant component of our revenues.

5.	Comment:

On page 39 you state you have “taken steps to manage (your) business and (your) cost structure to respond to the market conditions.” In future filings please provide specific disclosure regarding these steps that have been taken. Discuss management’s response for managing recent economic events, possible future actions by management and other detailed information.

Response:

In future filings, we will provide specific disclosure regarding the steps that we have taken to manage our business and cost structure to respond to the market conditions. We will discuss our response for managing recent economic events, possible future actions and other detailed information as appropriate. During the first quarter of fiscal 2009 these steps included reducing discretionary expenditures in areas such as travel and entertainment, advertising, bonuses, and contractor and professional fees, and deferring non-business critical initiatives and hiring. In addition, we deferred the launch of new investment products and merged products that have not met their growth objectives. We also announced a reduction in our workforce of approximately two percent in the first quarter and an additional four percent in the second quarter, and did not provide annual merit increases. Our disclosures for the first quarter of fiscal 2009 are not yet complete for illustration in this letter.

Results of Operations, page 39

6.	Comment:

In future filings, please ensure your analysis consistently quantifies the impact of multiple events and trends on various line items and consistently discusses underlying causes in sufficient detail for a reader to see the business through the eyes of management. For example, we noted the following:

•

The discussion of compensation and benefits on page 45 does not quantify the effects of the several factors listed. Also, given the increase in compensation and benefits occurred while revenues decreased, it appears some discussion of the timing of merit pay adjustments, the relationship of staffing levels to sales, and possible expected future trends or actions by management would be useful to investors.

•

Net income decreased despite an increase in operating income due to a decrease in other income from $398 million in 2007 to $138 million in 2008. The discussion on page 48 is brief, and it appears expanded discussion of the nature of these line items, their relationship to your products and services, and possible expected future trends would be useful to investors.

•

Investment management fees increased by 3% due to an increase in simple monthly average assets under management. However, ending assets under management (as of September 30, 2008) is 21% less than the prior year and 16% less than the monthly average amount, and declined significantly between September 30 and the filing of the 10-K. It appears a discussion of this material change and its potential impact on future operations is appropriate.

These examples are not meant to be a comprehensive list. Please refer to Item 303(a)(3) of Regulation S-K.

Response:

In future filings, we will ensure that our analysis consistently quantifies the impact of multiple events and trends and discusses underlying causes in sufficient detail in accordance with Item 303(a)(3) of Regulation S-K. Our analyses and disclosures for the first quarter of fiscal 2009 are not yet complete for illustration in this letter.

Capital Resources, page 50

7.	Comment:

In future filings, regarding your revolving credit facility, please describe the available balance, the amount outstanding, general terms including the interest rate, the financial covenants and whether you are in compliance with such covenants.

Response:

In future filings we will revise the description of our short-term revolving credit facility as requested. For our Form 10-Q for the first quarter of fiscal 2009, we will include the disclosures below. In addition, please note that loans under the five-year credit agreement would bear interest as described in the Five-Year Facility Credit Agreement dated as of June 10, 2005, filed on Form 8-K on June 16, 2005 (File No. 001-09318).

“At December 31, 2008, we had $420.0 million in short-term revolving credit available under a five-year credit agreement with certain banks and financial institutions expiring on June 9, 2010, $463.8 million of short-term commercial paper remaining available for issuance under an uncommitted $500.0 million private placement program, and $12.3 million available in uncommitted short-term bank lines of credit. The revolving credit facility supports certain of our commercial paper borrowing arrangements and is subject to various financial covenants, including, but not limited to, minimum requirements related to our interest coverage ratio and maintenance of working capital as well as limitations on our capitalization ratio, indebtedness, investments and liens. Interest rates on loans under the revolving credit facility are determined at the time of issuance and depend on the type of loan issued. As of December 31, 2008, there were no amounts outstanding under the revolving credit facility and we were in compliance with the financial covenants related to this facility.”

Critical Accounting Policies, page 53

8.	Comment:

Investment management fees are generally calculated as a percentage of the market value of assets under management. Given the significant impact the fair value of the assets under management has on your financial statements, we believe investors should be provided with sufficient information to understand how the fair value of the assets you manage is determined and the impact a change in any material assumptions used could impact future operations. Please tell us and revise future filings to disclose the following:

•	who is contractually responsible for determining the fair value for various types of assets,

•	the fair value methods being used to determine the fair value for various types of assets and significant assumptions underlying each method,

•	the amount of assets under management and the related investment management fees determined by each of the fair value methods,

•	significant risks underlying each fair value method,

•	analysis performed by the company to confirm fair value valuations performed by counterparties,

•	how recent economic events have affected your ability to determine the fair value of certain assets, as applicable.

Response:

Our investment management and related services are provided pursuant to agreements with our various management subsidiaries and each of our U.S. Funds, Non-U.S.-registered funds, and separate and institutional accounts (collectively, our sponsored investment products). Under these agreements, we are required to provide the daily pricing of the investment securities held by each fund or account, and the calculation of the daily net asset value per share (“NAV”) of each fund or account (the “pricing service”). The pricing service is performed by our Investment Operations department. The daily pricing of the investment securities is governed by a global valuation and pricing policy (the “policy”). The policy defines valuation and pricing conventions for each security type, including practices for responding to unexpected or unusual market events. The administration of the policy is overseen by a Valuation and Liquidity Oversight Committee. The policy also is approved annually by each U.S. fund’s board of directors / trustees, or otherwise when required by contract or regulation.

The investments held by the funds and accounts primarily consist of securities for which market quotations are available with sources of the market price derived from unadjusted quoted market prices, unadjusted independent third-party broker or dealer prices in active markets, or adjusted market prices or price quotes. The independent third-party broker or dealer prices are used when market quotations cannot be obtained, and are reviewed by the Investment Operations department in accordance with the standards and practices of the policy. For securities that do not have readily available market prices, the Investment Operations department utilizes other valuation methods as appropriate for each security as established in the policy. Securities for which market prices are not readily available generally represent a de minimus amount of our total assets under management.

As the majority of the securities held by the funds and accounts consist of securities for which market quotations are available, the majority of our investment management fees are determined based on valuation methods derived from unadjusted quoted market prices, unadjusted independent third-party broker or dealer prices in active markets, or adjusted market prices or price quotes. Further, due to our use of market quotations to derive fair value, we believe market risk is the most significant risk underlying each valuation method. The recent economic events and financial market declines have increased market price volatility; however, the valuation of the majority of the securities held by the funds and accounts continues to be derived from readily available market price quotations.

In our Form 10-Q for the first quarter of fiscal 2009, we will add the following “Revenues” disclosure to our critical accounting policies:

“We recognize investment management fees, shareholder servicing fees and distribution fees as earned over the period in which services are rendered. Performance-based investment management fees are recognized when earned. Investment management fees are generally determined based on a percentage of assets under management, except for performance-based investment management fees, which are based on performance targets established in the related investment management contracts. Generally, shareholder servicing fees are calculated based on the number and type of accounts serviced. We record underwriting commissions related to the sale of shares of our sponsored investment products on the trade date, while distribution fees are generally based on a percentage of assets under management.

Assets under management is calculated for our sponsored investment products using fair value methods derived primarily from unadjusted quoted market prices, unadjusted independent third-party broker or dealer prices in active markets, or adjusted market prices or price quotes. The fair values of securities for which market prices are not readily available are internally valued using various methodologies as appropriate for each security type. Securities for which market prices are not readily available generally represent a de minimus amount of our total assets under management. The pricing of the investment securities held by our sponsored investment products is governed by a global valuation and pricing policy, which defines valuation and pricing conventions for each security type, including practices for responding to unexpected or unusual market events. While the recent economic events and financial market declines have increased market price volatility, the fair values of the majority of the securities held by the funds continue to be derived from readily available market price quotations.”

Goodwill and Other Intangible Assets, page 53

9.	Comment:

We note that your stock price declined significantly from approximately $100 per share to a low of $49.40 in November 2008. Considering this decline in your stock price and market capitalization over the past three months and the impact of economic events on your assets under management, your current critical accounting policy for goodwill and long lived assets, particularly your disclosure of assessing the recoverability of goodwill and long lived assets, appears to be too general in nature to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of these asset balances. In this regard, your policy only describes the steps that you perform to review your goodwill and long-lived assets for recoverability. Please expand your disclosure to describe the assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. For example, the discussion should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting unit under paragraph 30 and 31 of SFAS 142. Given the current economic conditions and the impact they have had on your stock price, operations and assets under management, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

As possible indicators of impairment to our goodwill or indefinite-lived intangible assets, we monitor, among other things, the change in our assets under management, our pre-tax operating results, investor redemption activity, and our market capitalization as compared to our net assets. If we observe deteriorating conditions to a level that indicates a future impairment is reasonably likely to our goodwill or indefinite-lived intangible assets, we would provide more detail in our filings to alert investors.

We have determined that we have two reporting units, investment management and banking/finance, which are the same as our operating segments. All of our goodwill and indefinite-lived intangible assets have been assigned to the investment management reporting unit, which comprises approximately 95 percent of our net assets. Our annual impairment test for goodwill required that we perform only Step 1 of the test because our estimate of the fair value of our reporting unit exceeded the carrying value. Our annual impairment test for indefinite-lived intangible assets did not result in impairment because our estimate of the fair value of our indefinite-lived assets exceeded the respective carrying values. During the three months ended December 31, 2008, our market capitalization fluctuated between approximately $11.5 billion to $20.5 billion, as compared to our net assets of approximately $7.1 billion.

In our Form 10-Q for the first quarter of fiscal 2009, we will revise our critical accounting policy disclosure for “Goodwill and Other Intangible Assets” as follows:

“We make significant estimates and assumptions when valuing goodwill and other intangible assets in connection with the initial purchase price allocation of an acquired entity, as well as when evaluating impairment of goodwill and other intangible assets on an ongoing basis.

Goodwill is tested for impairment annually during the first fiscal quarter of the year, and when an event occurs or circumstances change that more likely than not reduce the fair value of a reporting unit below its carrying amount. Our impairment test involves a two-step process. The first step requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. We have determined that we have two reporting units, investment management and banking/finance, which are the same as our operating segments. All goodwill has been assigned to the investment management reporting unit.

Indefinite-lived intangible assets are tested for impairment annually during the first fiscal quarter of the year, and when events or changes in circumstances indicate the assets might be impaired. Impairment is indicated when the carrying amount of the intangible asset exceeds its fair value.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, we use valuation techniques based on an income approach where future cash flows are discounted. Our future cash flow estimates include assumptions about revenue and asset under management growth rates, pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on our weighted average cost of capital. In our view, the most relevant of these assumptions to the determination of estimated fair value is the change in the amount of assets under management.

As of October 1, 2008, we performed our annual impairment tests for goodwill and indefinite-lived intangible assets, and no impairment was recognized because our estimate of the fair value of our reporting unit and the fair value of our indefinite-lived assets exceeded the respective carrying values. We subsequently monitor the assumptions used in the annual impairment calculations of fair value to determine whether circumstances have changed that would more likely than not reduce the fair value of our reporting unit below the carrying amount, or indicate that our indefinite-lived intangible assets might be impaired. We consider, among other things, changes in our assets under management and pre-tax profit margin amounts, which affect our revenue growth rate assumptions, and our common stock per share price to evaluate our market capitalization relative to our reporting unit as a whole. During the three months ended December 31, 2008, there were no impairments to goodwill or indefinite-lived intangible assets as we determined no events occurred or circumstances changed that would more likely than not reduce the fair value of our reporting unit below the carrying amount, or indicate that our indefinite-lived intangible assets might be impaired.

We test definite-lived intangible assets for impairment quarterly. Impairment is indicated when the carrying amount of the asset is not recoverable and exceeds its fair value. In evaluating the recoverability of definite-lived intangible assets, we estimate the undiscounted future cash flows, without interest charges, to be derived from these assets. Our future undiscounted cash flow projections include assumptions about revenue and asset under management growth rates, effective fee rates, investor redemptions, pre-tax profit margin, and expected useful lives. In our view, the most relevant of these assumptions to determine future cash flows is the change in the amount of assets under management. Fair value is determined by discounted cash flows or other methods as appropriate for the asset type. No impairment was recognized as a result of our December 31, 2008 impairment analysis because our estimate of the undiscounted expected cash flows from these assets exceeded the asset carrying values. As of December 31, 2008, a decline in our assets under management of approximately 10 percent could cause us to evaluate whether the fair value of our definite-lived intangible assets is below the asset carrying values.

While we believe that our impairment tests and the assumptions used to estimate fair value are reasonable and appropriate, if the assumptions used in our estimates of fair value change in the future, we may be required to record impairment charges or otherwise accelerate amortization expense. However, we cannot predict the occurrence of future events that might adversely affect our assumptions and estimates of fair value.”

10.	Comment:

In addition, we note your disclosure on page 88 which indicates that your October 1, 2008, impairment tests were substantially completed to date and that goodwill and intangibles were not impaired. Please explain “substantially completed,” including what was still left to do in your analysis and the final results of your impairment test. Please tell us how you considered the downturn in the economy beginning in October 2008 and the decrease in your assets under management and whether or not any of your assumptions in your impairment test were impacted by these factors.

Response:

As noted, our October 1, 2008 annual impairment tests of goodwill and indefinite-lived intangible assets were substantially completed at the time of filing our Form 10-K for fiscal 2008. It is our policy to complete the annual tests in the first quarter of the fiscal year. The tests were prepared and documented using assumptions as of October 1, and indicated no impairment at the time of filing our Form 10-K. Our internal management review process was not complete as of the filing, and thus we used the words “substantially complete” in our description of the status. Our final review has now been performed and the conclusion that there is no impairment to our goodwill and indefinite-lived intangible assets has not changed.

In addition, due to the ongoing volatile market conditions, we have been monitoring the assumptions used in the annual assessment calculations of fair value to determine whether circumstances have changed that would more likely than not reduce the fair value of our reporting unit or indefinite-lived intangible assets below their carrying amounts. Specifically, we have considered changes in our assets under management and pre-tax profit margin amounts, which effect our growth rate assumptions. In addition, we monitor our share price to evaluate our market capitalization as compared to our reporting unit as a whole. If we observe conditions deteriorating to a level that indicates a future impairment is reasonably likely to our goodwill or indefinite-lived intangible assets, we would provide more detail in our filings to alert investors.

11.	Comment:

Further tell us and clarify in future filings, whether or not an impairment test was performed on your long lived assets under SFAS 144. Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. To the extent no test was performed, given the adverse stock price trends, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and management’s estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges. Please revise future filings to clarify these points.

Response:

We evaluate our long lived assets for impairment when there is an indication that the carrying amount of the asset may not be recoverable. Our long lived assets include definite-lived intangible assets and property and equipment. We also disclose in our Form 10-K and Forms 10-Q, Note 10 – Goodwill and Other Intangible Assets, whether an impairment has been recognized for definite-lived intangible assets and, if so, the amount recognized.

We performed impairment analyses of our definite-lived intangible assets as of September 30, 2008 and December 31, 2008. No impairment was recognized during either period because our estimate of the undiscounted expected cash flows from these assets exceeded the asset carrying values.

As of September 30, 2008 and December 31, 2008, we did not perform an impairment analysis of property and equipment as we determined there was no indicator of impairment.

In future filings, we will add the following disclosures:

Form 10-K, Note 1 – Significant Accounting Policies, Property and Equipment

“In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), we test property and equipment for impairment when there is an indication that the carrying amount of the asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. If assets are determined to not be recoverable, impairment losses are measured based on the excess, if any, of the carrying value of these assets over their respective fair value. Fair value is determined by discounted future cash flow models, appraisals or other applicable methods.”

Form 10-K, Note 9 – Property and Equipment, Net

“No impairment loss in the value of property and equipment was recognized during fiscal years 2009 and 2008 as we determined there was no indicator of impairment.”

Please note that if material impairments were to be recognized, we would modify the above language to disclose the amount of the impairment loss and the circumstances that caused the impairment. In addition, in future filings we also will disclose material impairments in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Form 10-Q, Note 9 – Goodwill and Other Intangible Assets

“No impairment loss in the value of intangible assets subject to amortization was recognized during the three months ended December 31, 2008 and 2007 as our estimate of the undiscounted expected cash flows from these assets exceeded the asset carrying values.”

Please note that if material impairments were to be recognized, we would modify the above language to disclose the amount of the impairment loss and the circumstances that caused the impairment. In addition, in future filings we also will disclose material impairments in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Valuation of Investments, page 55

12.	Comment:

You have identified the valuation of investments as a critical accounting policy. The current disclosure mentions several methods used to estimate the fair value of your investments. However, given the significance of these investments, as well as recent economic events, it appears additional information clarifying these methods, the basis for selecting these methods, and the amount and type of investments for each method would be useful disclosure for investors. Please tell us and revise future filings to disclose the following:

•

Disclose the type and amount of investments valued using unadjusted quoted market prices, unadjusted independent broker or dealer price, adjusted market prices or price quotes, discounted cash flow models, and other methods used.

•

For investments valued using “a valuation adjustment for certain assumptions,” please clarify the fair value method used, and disclose the material assumptions and the sensitivity of those assumptions to the fair value of the assets.

•

For investments based on discounted cash flow models, please expand your discussion of the methods used, discuss the underlying assumptions used and provide a sensitivity analysis of those assumptions.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

In our Form 10-K for fiscal 2008, we disclosed in Note 8 – Securitization of Loans Held for Sale, the fair value of our interest-only strip receivable, our most significant Level 3 asset under the guidance of FASB Statement No 157, “Fair Value Measurements” (FASB

157”). Our remaining Level 3 assets are not material. Our disclosure included the method and assumptions used in our calculation of fair value, and sensitivity of those assumptions. We also disclosed in Note 19 – Fair Values of Financial Instruments, the fair values and valuation methodologies applied to the assets and liabilities carried at fair value in our financial statements, as well as those not carried at fair value but which require disclosure of estimated fair value.

We adopted FASB 157 on October 1, 2008. We will expand our fair value disclosures in our Form 10-Q for the first quarter of fiscal 2009 to include the disclosures required by FASB 157. We also are continuing to evaluate the fair valuation guidance provided in the Commission’s sample letters to public companies in our management’s discussion and analysis (“MD&A”) when preparing our Form 10-Q for the first quarter of fiscal 2009. We believe our future disclosures will address the Commission’s request for additional MD&A disclosure about fair valuation matters. However, our analyses and disclosures are not yet complete for illustration in this letter.

In evaluating our investments under the FASB 157 fair value hierarchy, as of December 31, 2008 our portfolio consists primarily of Level 1 and Level 2 investments. We have preliminarily determined that Level 3 investments consisted of approximately 2 percent of our total investments measured at fair value. However, our analysis is not complete. Our Level 3 investments consist of interest-only strip receivables from securitization transactions, collateralized debt obligations, life settlement contracts, and investments held by certain of our consolidated sponsored investment products.

Consolidation of Variable Interest Entities, page 55

13.	Comment:

Please tell us and expand this disclosure in future filings to discuss the nature of the variable interest entities evaluated by management. You disclose the determination you are not the primary beneficiary is complex, involves judgment in the use of estimates and assumptions, and future changes in estimates, judgments and assumptions may affect whether certain related entities require consolidation. Explain why you do not provide a more detailed discussion of the methods used to determine expected cash flows, the underlying assumptions, the sensitivity of the assumptions and methods to your conclusions, and the financial statement implications of a future change resulting in consolidation of these entities.

Response:

The variable interest entities that we evaluate to determine whether we are the primary beneficiary include sponsored investment products, limited liability partnerships, limited liability companies, and joint ventures. The form of variable interests that we have in these entities generally includes our equity ownership interest and the investment management fees that we receive from the funds we advise. When determining whether we are the primary beneficiary of these entities, our evaluation is complex and involves significant judgments, estimates and assumptions in our estimated cash flows, such as the amount of assets under management, market volatility, management fee rates, the life of the fund or investment, and the discount rate.

For example, (i) sales, redemptions, contributions, withdrawals and dividend reinvestments of mutual fund shares occur daily and, thus, the amount of assets under management varies, (ii) market volatility causes variability in the amount of assets under management and is difficult to predict, (iii) our management fee rates may be fixed or tiered based on the amount of assets under management, (iv) the life of a fund may be finite or infinite, (v) the selection of an appropriate discount rate could be affected by credit, liquidity or other risks factors. For these reasons, our estimate of the expected variability in the losses or residual returns that we would absorb or receive from our equity ownership interest, and our estimate of investment management fees to be received, requires a high level of judgment. In addition, third-party purchases and redemptions, which are outside of our control, need to be evaluated to determine whether they cause a reconsideration event under FASB Interpretation No. 46-R, “Consolidation of Variable Interest Entities”.

Historically, our disclosures about our variable interest entities have been directed at those entities that we consolidate, and those entities in which we have a significant variable interest but for which we are not the primary beneficiary. We currently are evaluating the effects that recently issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”, will have on our disclosures. In addition, we are evaluating enhancements to our critical accounting policy with consideration of the Commission’s comments. We expect to provide, among other things, discussion about the nature of our variable interest entities and the forms of variable interests that we hold, the significant assumptions used to determine whether we are the primary beneficiary, and the financial statement implications of a future change resulting in consolidation of these entities. Our revised disclosures will be included in our Form 10-Q for the first quarter of fiscal 2009.

Exhibits

14.	Comment:

Pursuant to Item 10(d) of Regulation S-K, no document on file with the Commission for more than five years may be incorporated by reference. In future filings, please file the documents that are incorporated by reference for more than five years including:

(a)	Exhibit 10.4: Representative Management Agreement between Franklin Advisers, Inc. and the Franklin Group of Funds, incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 1992.

(b)	Exhibit 10.5: Representative Distribution 12b-1 Plan between Franklin/Templeton Distributors, Inc. and the Franklin Group of Funds, incorporated by reference to Exhibit 10.3 to the 1992 Annual Report.

Response:

We have reviewed the documents incorporated by reference in our Form 10-K as identified in the Exhibit Index thereto and respectfully advise the Commission that we believe that the exemption set forth in Item 10(d)(2) of Regulation S-K applies to the documents that we incorporated by reference that have been on file with the Commission for more than five years. Pursuant to Item 10(d)(2), in the Exhibit Index to our Form 10-K, we specifically identified each such document incorporated by reference by its applicable SEC file number reference. Each of the exhibit documents that we incorporated by reference in our Form 10-K was originally filed as an exhibit to either a registration statement or an annual, quarterly or current periodic report. Pursuant to the Commission’s Records Control Schedule (17 CFR 200.80f), registration statements and periodic reports (annual, quarterly, current and proxy materials) each have a retention period of 30 years. In our Form 10-K, the filing date of the earliest document incorporated by reference was in 1992, which falls within the applicable 30 year retention period. We will continue to review the documents incorporated by reference in future filings and will file any documents that are no longer subject to retention by the Commission in accordance with the Commission’s Records Control Schedule.

Please note that while our responses above include examples of intended revisions for future filings, our actual future disclosures are subject to change based on the facts and circumstances at the time.

Franklin Resources, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.

Sincerely,

/s/ Kenneth A. Lewis
Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.

cc:	Melissa N. Rocha

Staff Accountant, United States Securities and Exchange Commission

Sherry Haywood

Attorney, United States Securities and Exchange Commission

Andrew Schoeffler

Attorney, United States Securities and Exchange Commission